UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-36202

NAVIGATOR HOLDINGS LTD.

(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd

10 Bressenden Place, London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the Notice of Annual Meeting of Shareholders, Proxy Statement of Navigator Holdings Ltd. (the “Company”) and form of Proxy Card, which were mailed on or about October 16, 2020 to shareholders of the Company, for the 2020 Annual General Meeting of Shareholders to be held on November 12, 2020.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: October 21, 2020	By:	/s/ David J Butters
	Name:	David J Butters
	Title:	Executive Chairman